NAME OF REGISTRANT: CONSOL Energy Inc.
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 5 on CONSOL Energy 2014 Proxy Statement:
REPORT ON CARBON ASSET RISK

CONSOL Petroleum Corporation, Symbol: CNX

Filed by: As You Sow

ISSUE: Shareholders Seek Information on Company’s Carbon Asset Risk

Recent studies have shown that regulations to significantly reduce greenhouse gas (“GHG”) emissions could precipitously reduce the value of coal, oil, and gas reserves, and/or related infrastructure, before the end of their expected useful life, creating stranded assets and decreasing the value of fossil fuel companies. As the impacts of climate change become more severe and, the likelihood of sweeping economic, environmental, and political dislocations become more certain, the potential for dramatic climate change regulation increases. Without additional disclosure, shareholders are unable to determine whether CONSOL is adequately managing these risks. Previous market bubbles demonstrate the imperative that investors be closely attuned to the potentially grave effects of mispriced assets in the financial market. Even where the risk might be deemed low, where the gravity of the impacts are high, companies must be prepared. Investors seek that assurance from CONSOL.

RESOLUTION

Shareholders request CONSOL to prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the company’s goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company.

SUPPORTING STATEMENT:  We recommend the report include:
•
The risks and opportunities associated with various low-carbon scenarios, including reducing GHG emissions by 80 percent by 2050, as well as a scenario in which global coal demand declines due to evolving policy, technology, or consumer response to address climate change;

•	Whether and how the company’s capital allocation plans account for the risks and opportunities in these scenarios;

•
How the company will manage these risks, such as reducing the carbon intensity of its assets, diversifying its business by investing in lower-carbon energy sources, or returning capital to shareholders;

•	The Board of Directors’ role in overseeing capital allocation and climate risk reduction strategies.

RATIONALE FOR A YES VOTE

The information requested in this proposal is fundamental to enabling investors to understand how CONSOL is positioned to withstand a market scenario in which the company’s ability to sell its coal and gas reserves is dramatically reduced.

As the reality of climate change and its impacts have become increasingly stark, investors are seeking information from companies about whether they are prepared for, and how they will fare under, conditions such as regulations designed to limit worldwide warming to 2 degrees Celsius, which imply an 80 percent reduction of fossil fuel use by 2050. Such a scenario threatens to dramatically reduce the value of unprepared companies. Investors seek sufficiently detailed information from CONSOL to make a reasonable judgment about whether the company is prepared to address such a high impact event.

Although CONSOL acknowledges the risk of climate change regulations and its potential for reducing demand for the company’s products, CONSOL fails to provide specific information to shareholders regarding the portion of its fossil fuel reserves and related assets that are at potential risk of stranding; the impact that would be wrought on the company; or how its capital asset plans are changed or affected by this. This need for transparency is particularly acute for CONSOL, where coal, the most carbon intensive fossil fuel and the one most likely to be proscribed or rejected by climate regulation, accounted for 66% of the company’s total revenue last year, while gas accounted for 26%.1

BACKGROUND

In its 2012 World Energy Outlook, the International Energy Agency (“IEA”) states that no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degree Celsius goal generally recognized as the level beyond which global warming will have dire ramifications. This finding has been echoed and emphasized by increasingly forceful reports from the United Nation’s Intergovernmental Panel on Climate Change.

1 CONSOL Energy, Form 10-K (2013), pp. 29, 30. http://phx.corporate-ir.net/phoenix.zhtml?c=66439&p=irol-sec&control_selectgroup=Annual%20Filings.

As regulations requiring companies to internalize the costs of their carbon pollution emerge (as is currently occurring in the coal industry), fossil fuel companies’ unburnable reserves and related infrastructure will be left stranded and subject to write downs. In addition, fundamental shifts in energy markets are cutting margins, increasing the sensitivity of the industry to regulatory risk. This includes fossil fuel demand decreases and plateaus; increasing costs to locate, extract, and develop new coal and gas reserves; competition from renewables; and a dramatically decreasing energy return on investment (“EROI”) for most fossil fuel types.

This proposal requests a report from CONSOL delineating its plans to address these pressing, global concerns regarding fossil fuels and their contribution to climate change -- including an analysis of associated long- and short-term financial and operational risks. Further, the resolution asks CONSOL to perform an analysis of various reasonably possible scenarios in which a portion of its reserves or infrastructure become stranded due to carbon regulation and/or reduced demand, and to discuss the impact those scenarios would have on the company's future capital expenditure decisions.

FILER

As You Sow

SHAREHOLDER CAMPAIGN

A shareholder initiative was undertaken in September 2013 in which 77 shareholders representing $3 trillion in assets under management asked 45 coal, coal and gas, and utilities for increased disclosure about whether they are addressing Carbon Asset Risk, the impact of such risk on their capital expenditure decisions, and whether they are implementing strategies to avoid stranded assets in a carbon constrained world. The letter was followed by shareholder proposals for a number of companies, including this proposal with CONSOL.

CLIMATE CHANGE RELATED RISKS IDENTIFIED BY CONSOL

CONSOL Energy, in its 10K, recognizes the importance of the climate-related risks that could be posed to the company and to shareholder value, including that climate change regulations could impact the companies’ ability to sell its reserves and the value of those reserves.

“Regulation of greenhouse gas emissions as well as uncertainty concerning such regulation could adversely impact the market for natural gas and coal and the regulation of greenhouse gas emissions may increase our operating costs and reduce the value of natural gas and coal assets.” (p. 33)

“The characteristics of coal may make it costly for electric power generators and other coal users to comply with various environmental standards regarding the emissions of impurities released when coal is burned which could cause utilities to replace coal-fired power plants with alternative fuels.  In addition, various incentives have been proposed to encourage the generation of electricity from renewable energy sources.  A reduction in the use of coal for electric power generation could decrease the volume of our coal sales and adversely affect our results of operation.” (p. 32)

“For drilling and mining operations, CONSOL Energy must obtain, maintain, and renew governmental permits and approvals which if we cannot obtain in a timely manner would reduce our production, cash flow and results of operations.” (p. 35)

“Existing and future government laws, regulations and other legal requirements relating to protection of the environment, and others that govern our business may increase our costs of doing business for coal and may restrict our coal operations.” (p. 35-36)

RESPONSE TO CONSOL ARGUMENTS

While acknowledging the risks raised in the proposal, including risks associated with climate change regulations, shifting demand, and competition from renewables, CONSOL fails to address these risks or share that information with shareholders. CONSOL’s general acknowledgement of risks provides no quantification of likely impact, no analysis of the extent to which such regulations/risks could affect the company’s value, or whether or how the company plans to address such risks.

1)	CONSOL argues that “Although As You Sow claims it wants a report on the risks of being a fossil fuel product, it is an advocate for divesting fossil fuel stocks,” particularly coal.

Like all prudent investors, As You Sow endorses divestment of fossil fuel assets where it makes financial sense to do so. As You Sow was one of the first to recognize and raise the growing risks of coal in its 2011 “Financial Risks of Investments in Coal” whitepaper. The paper noted that, “[c]oal in the United States is at a crisis point that the investment community is just beginning to perceive.”2 CONSOL seems to agree; in late 2013 CONSOL divested itself of five key coal mines due to “ever-stricter air pollution regulations” and “limits on carbon emissions for new plants, which could doom conventional coal-fired power”3. Increasing risk related to carbon output is a key driver of carbon asset risk, the issue on which As You Sow seeks reporting in this proposal. Having divested some of this risk, investors seek transparency on how much carbon asset risk CONSOL retains.

In many cases, divesting represents an opportunity to offload liabilities. Another reason to divest is to focus on more promising investments. This is what As You Sow advocates. As carbon driven climate change destroys economic value, carbon will become increasingly restricted. The profits of companies whose core business is carbon output will decline. Thus CONSOL’s more promising investment opportunities involve adopting a diverse offering of lower and low-carbon assets. CONSOL, however, is asking shareholders to join management in failing to fully recognize and prepare for these risks that are already apparent.

2)	CONSOL argues that, “Our shareholders defeated a substantially similar proposal last year.”

2 “White Paper: Financial Risks of Investment in Coal,” Executive Summary, p. 4. http://www.asyousow.org/health_safety/coalwp.shtml,
3  http://www.nytimes.com/2013/10/29/business/energy-environment/consol-energy-to-sell-5-coal-mines.html?_r=0

19.74 percent of the owners who voted on the CONSOL proxy last year, voted in favor of the resolution.  Proponents do not believe it is good business for CONSOL to ignore nearly 1/5 of the company’s owners who are concerned about, likely highly informed about, and who have asked for reasonable reporting on a growing risk facing the company.

3)
CONSOL argues that, “We practice responsible use of our land and other natural resources which is reflected in our Environmental Management System (“EMS”), in our research and development (“R&D”) and numerous other environmental projects,” and that “CONSOL maintains the largest private research and development facility in the U.S. coal and gas industry that is devoted exclusively to coal and energy utilization and improving energy efficiency and reducing pollution.  The activities of the R&D facility include coal-fueled power plant emissions reduction, GHG emissions reduction, and ambient air quality.”

Responsible land use, while laudable, is not responsive to the proposal. Similarly, a statement of R&D projects to reduce emissions does not explain whether the research is at or near a point where it can cost-effectively be employed to reduce the carbon emissions of reserves; what amount of GHG emissions reductions might be expected; or what impact such reductions would have on the ability to sell CONSOL’s coal or gas in a carbon constrained world. Providing shareholders with greater information about this technology, and how it might be implemented to allow greater use of fossil fuels in a carbon constrained world, would indeed be responsive to this proposal, but CONSOL has not done so yet.

4)	CONSOL notes that it belongs to the Center for Sustainable Shale Development which promotes third party acceptance of natural gas.

While laudable, this is not responsive to the proposal. Even if third parties support the production and use of natural gas, the carbon intensity of the fuel is still at issue, as is the quantity any given company will be able to sell if stringent climate emissions regulations go into effect. This is particularly true if natural gas is found to be more carbon-intensive than expected5 due to methane leaks in production or transport, an issue not addressed by CONSOL.

5)
“The CRR provides detailed information directly responsive to the proposal with regard to CONSOL’s goals and plans to address global concerns regarding fossil fuels (specifically related to our coal and natural gas operations) and their contribution to climate change.  In addition to emphasizing that air and GHG emissions are material concerns for CONSOL, the “Environment at CONSOL Energy” section of the CRR outlines specific initiatives undertaken by CONSOL to reduce its own carbon footprint as well as to assist our customers with these issues.”

4  Total votes: 165,674,499; Votes For: 32,670,821; Votes Against: 133,003,678, 8-K, CONSOL Energy Inc., May 8, 2013.
5 See U.S. methane emissions exceed government estimates; Collaborative study indicates fossil fuel extraction, animal husbandry major contributors, Harvard gazette (11/25/13), http://news.harvard.edu/gazette/story/2013/11/u-s-methane-emissions-far-exceed-government-estimates/

While nibbling at the edges of the carbon intensity issue raised in the proposal, the CRR does not address the likely impact to the company if carbon regulations reduce the company’s ability to use or sell up to 2/3 of its fossil fuel reserves; how likely the company believes this outcome to be; how the company is positioned to deal with various possible regulatory scenarios; and if and how the company plans to address these potential risks. While reduced carbon intensity of resources is important, CONSOL does not explain whether its resources are less carbon-intensive in relation to others, or address what amount of its reserves CONSOL believes it would be able to sell, and why, in such a scenario.

6)
Next, CONSOL argues that: (1) The proposal has already been implemented through compliance with applicable laws and regulations,” (2) that “CONSOL is engaged in a highly regulated business” and is “subject to extensive disclosure requirements pursuant to the rules and regulations of the SEC,” and (3) that “Among other disclosure requirements, SEC Regulation S-K, Items 101 (Description of Business), 103 (Legal Proceedings), 303 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and 503(c) (Risk Factors) require CONSOL to provide disclosure in its public filings with the SEC that is substantially similar to the information requested in the proposal.”

While CONSOL is subject to a variety of regulations and disclosure requirements, none are responsive to the proposal. The government has not addressed climate change in a meaningful way; that is why significant future limits on fossil fuel use are at issue. Further, in the 10K sections listed, CONSOL does note the risk of future climate change regulations, but does not address how much risk the company faces, whether it will retain or lose value under such circumstances, whether its assets will be stranded, how it will fare in comparison to its competition, and whether capital investment decisions it is making now are appropriate given future scenarios related to climate change.

7)
CONSOL also argues that the proposal is overreaching, unnecessary and unlikely to be prepared at reasonable cost and would require the company to engage in pure speculation on a variety of matters outside of its control and would not be prepared at a reasonable cost.

Far from being overreaching, this proposal asks CONSOL to undertake an analysis of a particular material risk associated with climate change—the risk of stranded assets associated with much more stringent carbon regulation and/or pricing policies. New studies have assessed the magnitude of this risk—the potential for the stranding of at least 2/3 of worldwide fossil fuel reserves6 and an associated potential decrease in the value of coal assets. These studies have been brought to the company’s attention in this proposal. Shareholders are requesting that CONSOL disclose this new risk and provide a report of the potential impact to CONSOL, and its goals and plans, if any, to address the potential risk.

6 International Energy Agency, World Energy Outlook 2012, Executive Summary, p. 3, http://www.iea.org/publications/freepublications/publication/English.pdf (IEA states that in order to achieve the 2 degree Celsius limit of global warming (beyond which global governments agree dire ramifications will occur), no more than 1/3 of fossil fuel reserves can be burned prior to 2050 in the absence of carbon capture and storage).

The analysis and planning called for by this resolution—an examination of likely and significantly reduced demand and/or use scenarios for fossil fuel reserves—is a reasonable undertaking that the company should already be performing. Proponents acknowledge that there is no certainty on this issue, but the lack of certainty does not excuse inaction. CONSOL can assess and disclose what impact the stranding of 2/3 of its assets would be, or discuss why it believes that the company would be subject to a lesser amount of asset stranding based on type and carbon intensity of its reserves or other factors. The company is also fully equipped to provide a range of reduced demand/usage scenarios and describe how the company might be financially affected by each. Transparency on these risk scenarios is critically important to shareholders, the majority of whom may not be aware of these new studies, the potential for stranded assets, or the likely significant impact to fossil fuel valuation associated with achieving the 2° limit of global warming. Further, studies and information exists to assist the company with what amount and type of fuels would be available under a two degree scenario including, for instance, the 2012 World Energy Outlook prepared by the IEA.  Bloomberg also now provides a tool that can assist companies in predicting carbon asset risk. In sum, proponents are not asking CONSOL to accurately predict the future, but to use existing resources and its planning teams to assess and provide information about the requested risk scenarios.

Finally, CONSOL can also, without any guessing, provide information about the Board of Director’s role in overseeing capital allocation and climate risk reduction strategies. That information is also not currently provided by CONSOL.

PEER COMPARISON

Both Peabody Energy and ExxonMobil have recently acted as leaders in the field, publicly agreeing to issue reports on Carbon Asset Risk (“CAR”). As demonstrated by Exxon’s recent CAR report, providing an analysis of the potential for stranded assets and other risks associated with climate change does not require a company to conclude that their assets are at risk. Critically important, however, is providing shareholders with the information and assumptions on which a company bases such conclusions such that shareholders can assess the risk associated with their positions in the company.

CONCLUSION

In order to make informed investment decisions, shareholders must be aware of the financial risk CONSOL faces related to stranded reserves and infrastructure, and whether or how the company is planning to maintain operations in a carbon constrained economy. This information will allow investors to assess the company’s value and risk more accurately, analyze whether the company is positioned to thrive in the future, and provide context for future investment decisions. If the company’s reserves cannot be freely sold in the future, the company’s future long term solvency is uncertain. It is critical that companies are transparent with investors as to the risks threatening the value of their investments.